July 14, 2014

Michael R. Clampitt
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	F & M Bank Corp.
Registration Statement on Form S-1
Filed March 21, 2014
File No. 333-194739

Dear Mr. Clampitt:

F & M Bank Corp. (the “Company,” “we,” “our” or “us”) has received your letter dated April 16, 2014, containing comments on the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”).  This letter on behalf of the Company responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Registration Statement on Form S-1

General

1.
We note your registration statement contains a number of blanks for information such as the offering price range, the number of shares being offered, the conversion or redemption terms and your planned dividends for your preferred stock, as well as the use of proceeds and capitalization tables. Revise to include any missing information in your next amendment that may not properly be excluded pursuant to Rule 430A under the Securities Act of 1933. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please also understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

As requested, we have included in our pre-effective amendment no. 1 to the Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on July 11, 2014 (the “Amendment”) all information that may not properly be excluded pursuant to Rule 430A under the Securities Act of 1933.  Pursuant to Rule 430A, the information omitted from the Amendment consists of the public offering price, amount of proceeds, conversion rates and other items dependent on the offering price, delivery dates and terms of the Series A Preferred Stock dependent on the offering date.

2.
Revise the second paragraph after “which may be adjusted” to add a cross-reference to “optional conversion right” on page 13. In addition, revise the disclosure under that section on page 13 to clarify how, when, and under what circumstances the conversion price will be increased.

As requested, we have revised the second paragraph in the Amendment to add a cross-reference to the section “Description of Series A Preferred Stock—Optional Conversion Right.”

Also as requested, we have revised the “Description of the Series A Preferred Stock” in the Amendment to clarify how, when, and under what circumstances the conversion price will be increased.

3.	Revise the fifth paragraph to indicate a best efforts offering and also include the information required by Item 501(b)(8)(iii) of Regulation S-K.

As requested, we have so revised the fifth paragraph in the Amendment.

About  This Prospectus, page i

4.
Revise to delete the first sentence of your second paragraph on this page, the first paragraph on page 19, and the first sentence of the last paragraph on page 23.  Refer to Staff Legal Bulletin No. 19.

As requested, we have deleted the referenced disclosures in the Amendment.

Incorporation of Certain Documents by Reference, page ii

5.	Revise to incorporate the Form 10-K for your last completed fiscal year in your next amendment. Refer to Item 12(a)(1) of Form S-1.

As requested, we have incorporated by reference the Form 10-K for our last completed fiscal year in the Amendment.

Prospectus Summary

Private Placement, page 1

6.	Please disclose your intended use of proceeds for the private placement. Further disclosure your management’s intentions to participate in this registered offering.

As requested, we have disclosed in the Amendment our intended use of proceeds for the private placement and our management’s intentions to participate in this registered offering.

Use of Proceeds, page 9

7.	Revise to disclose the redemption premiums and accrued interest associated with your subordinated debt.

As requested, we have disclosed in the Amendment the redemption premiums and accrued interest associated with our subordinated debt.

Market for Common Stock, page 11

8.	Revise to disclose your holders of record as of a recent date, preferably after your recently completed private placement

As requested, we have disclosed in the Amendment the holders of record of our Common Stock as of a recent date, after the completion of the private placement.

Description of the Series A Preferred Stock, page 12

9.
Please do not qualify your disclosure. Although you may refer investors to your exhibits for more detailed information, you must disclose all material features in the prospectus itself. Revise similar qualifications on pages i (penultimate paragraph) and 16 (first sentence).

As requested, we have removed qualification from the referenced disclosures in the Amendment.

10.	Please revise the Series A Preferred Stock’s ranking to reflect that it will be junior to all of your existing and future debt obligations as you note on the bottom of page 2.

As requested, we have so revised our disclosure in the Amendment.

11.	Revise to discuss the dilution shareholders may suffer upon conversion. In this regard we note your disclosure in the third risk factor on page 6.

As requested, we have revised the “Description of the Series A Preferred Stock” in the Amendment to discuss the dilution shareholders may suffer upon conversion.

12.	Include the disclosure in the first sentence on the top of page 15 in the second to last bullet on page 14, or advise.

As requested, the disclosure originally appearing in the first sentence on the top of page 15 in the original Registration Statement has been incorporated into the second to last bullet preceding that paragraph under “Description of the Series A Preferred Stock—Voting Rights” in the Amendment.  The disclosure originally appearing in the first sentence on the top of page 15 in the original Registration Statement has been deleted as redundant.

Description of Capital Stock, page 16

Preferred Stock, page 16

13.	Revise to update the last sentence for this offering.

As requested, the disclosure has been revised in the Amendment to update for the Series A Preferred Stock offered in this offering.

Plan of Distribution, page 24

14.	We note disclosure in footnote (1) that your sales agents have agreed to accept a reduced fee in exchange for subordinated debt. Revise to disclose the terms of this arrangement.

As requested, we have disclosed the terms of the reduced fee arrangement with our sales agents in the Amendment.

Outside Back Cover Page

15.	Revise to advise dealers of their prospectus delivery obligation, as required by Item 502(b) of Regulation S-K.

We have not included language advising dealers of their prospectus delivery obligations pursuant to Item 502(b) of Regulation S-K, because we believe the exceptions to this requirement included in Item 502(b) apply to this offering.  While Item 502(b) generally requires a registrant to advise dealers of their prospectus delivery obligations, Item 502(b) includes an exception to this requirement if dealers are not required to deliver a prospectus under Rule 174(b) or section 24(d) of the Investment Company Act.

Rule 174(b) provides an exemption from prospectus delivery requirements for issuers “subject, immediately prior to the time of filing the registration statement, to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934.” Because the Company is subject to such reporting requirements, and was so immediately prior to the time of filing the Registration Statement, dealers are not required to deliver a prospectus under Rule 174(b).

Section 24(d) of the Investment Company Act makes inapplicable the generally available exemptions to the prospectus delivery requirements of section 5 of the Securities Act contained in section 4(3) of the Securities Act, but applies only to transactions in securities issued by certain specified entities.  Because the Company is not one of these specified entities, we do not believe section 24(d) of the Investment Company Act requires dealers to deliver a prospectus.

Since neither Rule 174(b) nor section 24(d) of the Investment Company Act require delivery of a prospectus for this offering, we believe the exception contained in Item 502(b) of Regulation S-K applies and no advisory is necessary.

Part II Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution, page II-1

16.	Revise to provide the information required by Item 511 of Regulation S-K. Note that these are estimates, if applicable. Refer to Instructions to Item 511.

As requested, we have provided the information required by Item 511 of Regulation S-K in the Amendment.

Exhibit Index, page II-6

17.	Revise exhibit 23.1 to consent to an appropriate report covering audited financial statements for the past two completed fiscal years.

As requested, we have so revised exhibit 23.1 in the Amendment.

*           *           *           *           *

As requested, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (540) 896-8941 or our counsel, Charles W. Kemp at Williams Mullen, at (804) 420-6929.

           Thank you for your assistance in this matter.

Yours truly,

/s/ Neil W. Hayslett

Neil W. Hayslett
Executive Vice President and Chief Administrative Officer

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